UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

This report on Form 6-K shall be deemed to be incorporated by reference into Codere Online Luxembourg, S.A.’s registration statements (i) on Form S-8 (Registration Number: 333-264895), (ii) on Form F-3 (Registration Number: 333-262940) and (iii) on Form F-3 (Registration Number: 333-269065), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

By letter dated October 23, 2023, Ernst & Young, S.L. (“EY”) notified the Audit Committee of the Board of Directors (the “Audit Committee”) of Codere Online Luxembourg, S.A. (the “Company”) of its decision to decline to stand for re-election or re-appointment as the Company’s independent registered public accounting firm for purposes of auditing the Company’s financial statements for the year ended December 31, 2023, resulting from EY's decision not to renew as the independent auditor for Codere New Topco S.A. and its consolidated subsidiaries, which includes the Company.

The Audit Committee is currently seeking a new independent registered public accounting firm to act as independent auditor for the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: October 31, 2023	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer